From: Native SAN & Company, LLC
℅ 2501 Mastin Lake Road, Unit 3563
Huntsville, Alabama state Republic, near [35810]
Nonresident, Non-Domestic

To: Huntsville Treasurer of the
Treasurer & Tax Collector Office, Penny Parton;
or holder of the seat, hereinafter fiduciary
4950 Triana Boulevard Southwest
Huntsville, Alabama 35805
via Registered Mail No. **RB 878 868 144 US**
with return receipt

County of **Morgan**)
)
(Alabama state Republic))
)
united States of America)

Native SAN & Company, LLC

Only in capacity as beneficiary to the Original Jurisdiction of Sovereign, Aboriginal Indigenous Moors of the Americas; specifically in North America and in the matter of the below Creditor(s), in the 50 Organic Continental united States, and the Original Jurisdiction of the Common Law, united States of America Republic. All International Laws and Treaty Laws for Aboriginal Indigenous Moors are to be upheld by all united States Constitution oath bound public officials, and all State and Federal colorable laws, codes, statutes, ordinances, regulations and customs are hereby superseded as pursuant to the Constitution for the united States of America, Article 6; *i.e.* the "*Supreme law of the Land*."

NOTICE OF SURETY ACT AND BOND
1 Silver Certificate of The United States of America

Re: the bonding of Native SAN & Company, LLC, Native SUN Finance, LLC, Sovereign Aniyunwia Nation, Clan Mother Red Wolf Terry Bey, Chief :Meskwaki-Yavapai: El, Yoquesha A. Terry & Noble Ferguson El the Creditor(s), General Executors and real parties in interest over *ens legis,* 14th Amendment U.S. person(s) "corporation", "partnerships", "trusts", etc known as MICHAEL JAMES FERGUSON, JR, NOBLE FERGUSON EL and all real, personal and intangible property, goods, accounts, chattel papers (Birth Certificate(s), Social Security Card(s), Driver's license(s), State I.D.(s), Selective Service Card(s), etc.), claims, cases, citations, Bonds, Notes, Drafts, Bills of Exchange, Documents of Title, *et al* documents, Public Records, instruments, commercial instruments and all other papers, tangible and intangible assets or liabilities attached thereto MICHAEL JAMES FERGUSON, JR, NOBLE FERGUSON EL, YOQUESHA AUNDRIA TERRY, Noble Ferguson El and any and all possible combinations of appellations contained herein. Upon acceptance of this Silver surety bond, it is hereby agreed as contract between all corporate public officials and the private parties known as Yoquesha A. Terry and Noble Ferguson El, that the coporate UNITED STATES and the corporate STATE OF ALABAMA assumes the position of debtor within this bond and in all matters contained herein. This is pursuant to but not limited to: the following codes and laws, please reference: Constitution for the united States of America, Article 1; Section 10 and Article 1 & 4, the Bill of Rights, the Coinage Act of 1792 U.S. Statutes at Large 1 Stat. 246-251, House Joint Resolution 192, U.S. Statutes at Large 48 Stat. 112-113,

Cc: Secretary of the Treasury as the Fiduciary of this said Bond, and as Trustee of the United States
And 50 Corporate States' Bankruptcy (ies), shall forward a copy to the Director of the Mint

Public Resolution (Law) 73-10, UCC 1-103, 1-204, 1-207/1-308, 2-403, 2-606, 2-609, 2-610, 3-303, 3-305, 7-103, 9-210, 9-311, Mills v Duryee, 11 U.S. 481 (1813), Bank v. Sherman 101 U.S. 403, 406 (1879), Hale v. Henkel, 201 U.S. 43 (1906), Perry v. U.S. 294 U.S. 330 (1935), Guaranty Trust Co. of New York v. Henwood *et al*, 307 U.S. 247 (1939), Clearfield Trust Co. v. United States 318 U.S. 363-371 (1962), Cooper v. Aaron 358 U.S. 1 (1958), Pearlman v. Reliance Ins. Co., 371 U.S. 132 (1962), Executive Orders 11110, 11825 and 13107, 27 CFR 72.11, the Par Value Modification Act, U.S. Statutes at Large 87 Stat. 352, as amended by section 2 (b), Fay Corp. v. Fredrick & Nelson Seattle, Inc, 896 F.2d. 1227 (9th Cir. 1990), U.S. v. Frega 179 F.3d. 793 (9th Cir. 1999), Public Laws 89-719, 94-564, 95-147 (c), the U.S. House of Representatives of Pennsylvania's Hon. Louis T. McFadden's 1934 speech on the Federal Reserve Corporation and the U.S. Bankruptcy, United States of America Congressional Record; Proceedings and Debates of the 76th Congress: Third Session in August through September of 1940- [emphasis added: the Secret unification of Great Britain, Israel and the United States] Steps Toward British Union, a World State and Internal Strife-Parts I-IX; remarks of Hon. J. Thorkelson of Montana, in the U.S. House of Representatives, The Book "Modern Money Mechanics" by the Federal Reserve Bank of Chicago and 26 USC 165(g)-value of Federal Reserve Notes (fiat currency) and bank checks having no commodity or intrinsic value whatsoever), 18 USC 8, 241, 242, 245, 891-894, 1091, 1001, 1346, 1581, 1583 & 1961-1964, 28 USC 3002 *et seq* and 31 USC 5118(d)(2); *et al* laws or codes to secure unalienable rights, redress, obtain remedy and relief.

KNOW ALL MEN, BY THESE PRESENTS; Whereas only fiat money exist in circulation for the discharge of debt and obligations whether alleged or real, whereas I/We/Us, Yoquesha A. Terry, Noble Ferguson El; Clan Mother Red Wolf Terry Bey; Chief :Meskwaki-Yavapai: El of Sovereign Aniyunwiya Nation in the companies named Native SUN Finance, LLC & Native SAN & Company, LLC; Private Parties, Creditor(s), Principal People, Titled Sovereign, neutral, surety, guarantor, a free man or Woman upon the free soil of the Alabama state Republic, state that I/We/Us am not a corporation; am a living being, of legal age, competent to testify, have personal first-hand knowledge of the truths and facts stated herein as being true, correct, complete, certain, and not misleading.

I/We/Us, Yoquesha A. Terry; Noble Ferguson El; Clan Mother Red Wolf Terry Bey; Chief :Meskwaki-Yavapai: El, of Our own free will and accord, in the presence of Almighty God, in capacity as beneficiaries to the Original Jurisdictions, in good conscience, do willingly undertake to act as surety(ies), to pledge and provide private bond, in the amount of One Silver Dollar in Silver Certificate, printed by the Bureau of Engraving & Printing (at the legal and lawful 24 to 1 ratio prescribed by law) united States of America, Lawful dollars of the united States of America, personally held in our ownership and possession. This undertaking is in accordance with Article VII in the Bill of Rights of the Constitution of the United States.

This bond is to the credit of the private party(ies) listed hereon, Sovereign Aniyunwiya Nation's capacity as beneficiary to the Original Jurisdictions, by their appellation, as full faith and credit guarantee to any Lawful Bill in Redemption, duly presented *under penalties of perjury* and under Seal in Lawful specie money of the account of the united States of America, Original Jurisdiction, to wit, pursuant and in parity to the cost -- expense ratio of Federal Reserve Notes to One Troy ounce of American Silver Dollar.

This Bill of Redemption is a tender as setoff for any alleged contract, agreement, consent, assent purportedly held, as an obligation of duty against Noble Ferguson El or MICHAEL JAMES FERGUSON, JR; Yoquesha A. Terry or YOQUESHA AUNDRIA TERRY; so as to cause an imputed disability, or presumption against the capacity, Rights and power of Noble Ferguson El & Yoquesha A. Terry. The specific intent of the bond, under seal, is to establish, by My witness, the good credit and Lawful money specie of Noble Ferguson El.

PUBLIC NOTICE AND SURETY BOND -- Page 2 of 5
Cc: Secretary of the Treasury as Fiduciary of this said Bond, and as Trustee of the United States
And 50 Corporate States' Bankruptcy (ies), shall forward a copy to the Director of the Mint

I/We/Us, Noble Ferguson El; Yoquesha A. Terry; Chief :Meskwaki-Yavapai: El; Clan Mother Red Wolf Terry Bey, do make this surety, pledge, bond, under Our seal, as full faith and credit guarantee, to any Lawful Bill, duly presented, to Me under Seal, *under penalties of perjury*, in Lawful money of account of the united States of America, in matter of correct public judicial/corporate actions in the forum of Original Jurisdictions, for the benefit and credit of the peculiar private parties listed above and all heirs and assigns.

The intent of the bond, under Seal, is to establish, by My witness, the good credit, in the sum certain amount of one silver dollar in Silver Certificate, which carries no debt obligation worldwide, printed by the Bureau of Engraving & Printing, united States of America, Lawful specie dollars of the united States of America, available to bond the actions of the private parties listed above, and further, in reservation of Rights under common law and customs of the united States of America, Original Jurisdictions, Original Rules, has, before this assembly of Flesh, a bond in tender of one Silver Dollar, by redemption under the Coinage Act of A.D. 1792, Bond of Identity and Character as proof positive, competent evidence, Noble Ferguson El; Yoquesha A. Terry; Clan Mother Red Wolf Terry Bey & Chief :Meskwaki-Yavapai: El cannot be bankrupt, *via the causa debendi*, not *cessio bonorum*, or *in forma pauperis*, and *dolus* to trust MICHAEL JAMES FERGUSON, JR (NOBLE FERGUSON EL©™) & YOQUESHA AUNDRIA TERRY (CLAN MOTHER RED WOLF TERRY BEY©™).

The life of this bond covers the natural lifespan of Noble Ferguson El from the date entered below, unless any and all claimants against Noble Ferguson El and MICHAEL JAMES FERGUSON, JR©™ ; Yoquesha A. Terry and YOQUESHA AUNDRIA TERRY©™, enters a true bill of particulars duly presented *under penalties of perjury* and all related causes of action and advice of counsel (who claimant works for?) and information with testamentary documentation duly presented *under penalties of perjury*, as pursuant to Title 26 USC 6065; into evidence in the case of the peculiar private party listed above, in which case the life of the bond will stand as counter-claim to any such documentation which is duly presented *under penalties of perjury*, as pursuant to Title 26 USC 6065, in the case of the peculiarly party listed above; whereas, by the signature, Jurat and Seal of Noble Ferguson El or Chief :Meskwaki-Yavapai: El, or others together, in capacity as beneficiary of the Original Jurisdictions, surety, guarantor herein confirms, attests, and affirms this bond. (All claimants must prove that they are not acting as a 14th Amendment, U.S. citizen "person" corporate chattel wards, which would prove their incompetence, and their solvency must be proven with bond in Lawful Specie Money equal to or greater than the amount contained herein). All assumptions and presumptions have to be proven in writing, signed and sealed *under penalties of perjury* before three witnesses as a valid response, if any.

Upon failure of response required under the three (3) day grace period under Truth in Lending, Regulation Z, to respond and rebut, point for point, this Notice of Surety Act Bond, from receipt, or any facsimile presentation of bond made after public recording, UCC Section 1-204, unless a request for an extension of time is presented in writing, claimant is hereby collaterally estopped from any further adversarial actions against the peculiar private parties listed above, and for good cause not limited to the laws of collateral estoppel, coercion, fraud and want of subject matter jurisdiction, the peculiar private parties listed above demands that the cause(s) be vacated, dismissed and the accounts be immediately discharged with prejudice. A lack of response or rebuttal under the penalties of perjury means claimant assents to this Notice of Surety Act and Bond and that a fault exists, UCC Section 1-201(16), creating fraud through material misrepresentation that vitiates all forms, contracts, testimonies, agreements, etc. express or implied, *ab initio* 'from the beginning', UCC Section 1-103, of which claimant may rely on, and there is no longer permission by consent or assent for any demand of payment being ordered or levied against the peculiar private parties listed above, and the peculiar private parties listed above further demands that the record be expunged and the records and facts of the above attached captioned matter(s) be turned over to the Office of Homeland Security and any other interested federal agency for their investigation of violations of federal law and any interlocking agencies, *et al*. Failure to comply pursuant to the Truth in lending Act will negate all remedies for claimant. Any Third Party compelled to serve will make claimant liable for civil and criminal prosecution in accordance with the Erie and Clearfield Doctrines.

Cc: Secretary of the Treasury as the Fiduciary of this said Bond, and Trustee of the United States
And 50 Corporate States' Bankruptcy (ies), shall forward a copy to the Director of the Mint





NOTICE TO THE PRINCIPALS IS NOTICE TO THE AGENTS
NOTICE TO THE AGENTS IS NOTICE TO THE PRINCIPALS

Teste Meipso

Done this the 13th day of the May month, in the year of two thousand and twenty-two A.D.

X Noble Ferguson :El, Silver Bonded Creditor, Secured Party
Noble Ferguson El, only in capacity as beneficiary of the Original Jurisdictions

X Yoquesha-A.:Terry, Silver Bonded Creditor, Secured Party
Yoquesha A. Terry, only in capacity as beneficiary of the Original Jurisdictions

X Clan Mother Red Wolf Terry Bey, 1st Witness to Silver Dollar(s)
Clan Mother Red Wolf Terry Bey

X Chief :Meskwaki-Yavapai: El, 2nd Witness to Silver Dollar(s)
Chief Meskwaki Yavapai El

ALL RIGHTS RESERVED WITHOUT PREJUDICE, UCC 1-103 & 109 / 1-308 & 207

County of Morgan)
)
State of Alabama))

Chief :Meskwaki-Yavapai: El, known by Me or made known for Me by proper identification and duly sworn, Certified, Verified, and Exemplified, pursuant to applicable law, the truth of this matter contained herein, this 13 day of the May month, in the year two thousand and twenty two A.D.

THE UNITED STATES OF AMERICA
Y39940472B
Y39940472B
ONE SILVER DOLLAR

Nancy Lott
Notary (print name)

Nancy Lott
Notary (sign name)

(Seal) Witnessed in-Hand Silver Certificate **Y39940472B**

My Commission Expires: 11-04-2024

NANCY LOTT
NOTARY PUBLIC
ALABAMA STATE AT LARGE
My Commission Expires 11-04-2024

Cc: Secretary of the Treasury as the Fiduciary of this said Bond, and as Trustee of the United States And 50 Corporate States' Bankruptcy (ies), shall forward a copy to the Director of the Mint

Thursday, May 5, 2022

Suborgee and Grantor:
©Chief :Meskwaki-Yavapai: EГ™
©Noble-Ferguson: EГ™
In care of: U.S.P.S. Post Office Box 3563
Huntsville, Alabama (near) [35810]

TO: Madison County Service Center (Treasurer & Tax Collector Office)
1918 Memorial Parkway, NW, Huntsville, AL 35801
Tax Collector - Valerie Miles & Chief Accountant - Penny Parton
Ph: 256-532-3370 ▌FAX: 256-532-3368 mctaxcoll@madisoncountyal.gov

SPECIAL DEPOSIT

Notice of Subrogation of Trusteeship

ONE SILVER CERTIFICATE DOLLAR, One Special Deposit included for perfecting title and conveyance of property, Discharge
And Set-off of the obligation/s, conveyed and enclosed within this presentment for the immediate Discharge and Set-off of the
obligation/s for "PARCEL" Parcel Account Number: 425781 ; PIN: 10481 and PARCEL: 14-06-23-2-002-089.000.

Series of 1923 Serial Number Note: Y39940472B
Bearing Autograph of Harvey Speelman, Register of the Treasury
Frank White, Treasurer of the United States



Cc: Secretary of the Treasury as the Fiduciary of this said Bond, and as Trustee of the United States
And 50 Corporate States' Bankruptcy (ies), shall forward a copy to the Director of the Mint